UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

SPECTRALINK CORPORATION

(Name of Subject Company)

SPECTRALINK CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

847580107

(CUSIP Number of Class of Securities)

John H. Elms

Chief Executive Officer

5755 Central Avenue

Boulder, CO 80301

(303) 440-5330

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Mark A. Leahy, Esq.

Robert A. Freedman, Esq.

R. Gregory Roussel, Esq.

Fenwick & West LLP

Silicon Valley Center

801 California Street

Mountain View, CA 94041

(650) 988-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on February 20, 2007 (as previously filed with the SEC and as the same may be amended or supplemented from time to time, the “Schedule 14D-9”), by SpectraLink Corporation (“SpectraLink” or the “Company”), a Delaware corporation, relating to the tender offer made by Spyglass Acquisition Corp., a Delaware corporation (“Offeror”) and wholly-owned subsidiary of Polycom, Inc. (“Polycom”), a Delaware corporation, as set forth in a Tender Offer Statement filed by Offeror and Polycom on Schedule TO, dated February 20, 2007 (as previously filed with the SEC and as the same may be amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of common stock of the Company at a price of $11.75 per share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in Polycom’s Offer to Purchase, dated February 20, 2007, and in the related Letter of Transmittal. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated in this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 8.	Additional Information.

The subsection entitled “Antitrust” in Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding a new paragraph at the end of the subsection consisting of the following two sentences:

“On March 8, 2007, the waiting period under the HSR Act with respect to the Offer expired. Once the Offer is consummated, no additional filings or waiting periods will be required under the HSR Act to consummate the Merger.”

ITEM 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit (filed herewith):

“(a)(2)(H) Joint Press Release issued by Polycom, Inc. and SpectraLink Corporation on March 12, 2007.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2007	SPECTRALINK CORPORATION

	By:	/s/ John H. Elms
	Name:	John H. Elms
	Title:	Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description
(a)(2)(H)	Joint Press Release issued by Polycom, Inc. and SpectraLink Corporation on March 12, 2007.